**PUBLIC**





**15025557**



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# SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

## ANNUAL AUDITED REPORT
## FORM X-17A-5
## PART III

SEC
Mail Processing Section

MAR 0 9 2015

Washington DC
404

| SEC FILE NUMBER |
| --- |
| 8-27123 |

### FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the
Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINING   __JANUARY 1, 2014__   AND ENDING   __DECEMBER 31, 2014__
                                   MM/DD/YY                              MM/DD/YY

---

## A. REGISTRANT IDENTIFICATION

NAME OF BROKER DEALER: *Harold H. Oshima*

| OFFICAL USE ONLY |
| --- |
| FIRM ID. NO. |

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

**21 MERCHANTS ROW, 5$^{TH}$ FLOOR**
(No. and Street)

**BOSTON**            **MA**            02109
(City)                (State)           (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT
**HAROLD OSHIMA**                         **(617) 523-1527**
                                          (Area Code - Telephone No.)

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## B. ACCOUNTANT DESIGNATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

### OHAB AND COMPANY, PA
(Name - *if individual, state last, first, middle name*)

**100 E. SYBELIA AVENUE, SUITE 130, MAITLAND**        **FLORIDA**        32751
(Address and City)                                    (State)           (Zip Code)

CHECK ONE:
- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its Possessions

| FOR OFFICIAL USE ONLY |
| --- |
|  |

*Claims for exemption from the requirement that the annual audit be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17a-5(e)(2).*

SEC 1410 (06-02)

# OATH OR AFFIRMATION

I, _____ HAROLD OSHIMA _____ , swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm or _____ OSHIMA & ASSOCIATES _____ , as of _____ DECEMBER _____ 31, __ 2014 __ are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

_____

_____

_____

JEREMIAH P. AHERN
Notary Public
Commonwealth of Massachusetts
My Commission Expires
February 15, 2019

2/07/15

_____
Public Notary

_____
Signature

CCO
_____
Title

This report** contains (check all applicable boxes);
- ☒ (a) Facing page.
- ☒ (b) Statement of Financial Condition.
- ☐ (c) Statement of Income (Loss).
- ☐ (d) Statement of Changes in Financial Condition.
- ☐ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietor's Capital.
- ☐ (f) Statement of changes in Liabilities Subordinated to Claims of Creditors.
- ☐ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation, of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements under Exhibit A of Rule 15c3-1.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

** For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).

OSHIMA & ASSOCIATES (A PROPRIETORSHIP)

STATEMENT OF FINANCIAL CONDITION
DECEMBER 31, 2014

ASSETS

Assets:

| | | |
|---|---|---:|
| Cash and cash equivalents | $ | 4,076 |
| Accounts receivable | | 8,631 |
| Prepaid expenses | | 689 |
| Furniture and equipment, net of accumulated depreciation of $ 6,710 | | 709 |
| Marketable securities available for sale | | 4,461 |
| | $ | 18,566 |

LIABILITIES AND OWNER'S EQUITY

Liabilities:

| | | |
|---|---|---:|
| Accounts payable and accrued liabilities | $ | 1,573 |
| | | 1,573 |

Owner's equity:

| | | |
|---|---|---:|
| Owner's equity | | 16,993 |
| | | 16,993 |
| | $ | 18,566 |

The accompanying notes are an integral part of these financial statements.